1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 18, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

(1) DISCLOSEABLE TRANSACTION
IN RELATION TO THE PROPOSED SHARE REFORM OF SHANDONG ALUMINUM
AND
(2) DISCLOSEABLE TRANSACTION
IN RELATION TO THE PROPOSED SHARE REFORM OF LANZHOU ALUMINUM
AND CONNECTED TRANSACTION IN RESPECT OF THE SHARE EXCHANGE WITH
LANZHOU ALUMINUM FACTORY

Independent Financial Adviser to the
Independent Board Committee and
the Independent Shareholders

DBS

A letter from the board of Directors of Aluminum Corporation of China Limited is set out on pages 1 to 23 of this circular. A letter from the Independent Board Committee of Aluminum Corporation of China Limited is set out on pages 24 to 25 of this circular. A letter from DBS Asia Capital Limited containing its advice to the Independent Board Committee and the independent Shareholders of Aluminum Corporation of China Limited is set out on pages 26 to 40 of this circular.

A special general meeting of Aluminum Corporation of China Limited will be held on 27 February 2007 at 10:30 a.m. at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. A Notice of Special General Meeting dated 12 January 2007 setting out the resolutions to be approved at the special general meeting and a Supplemental Notice of Special General Meeting dated 17 January 2007 amending the Notice of Special General Meeting are set out at the end of this circular. In light of the amendments to the resolutions to be voted upon at the special general meeting, a revised proxy form for use at the special general meeting and a reply slip are also despatched together with this circular. If you intend to attend the special general meeting, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the special general meeting should you so wish.

17 January 2007

* For identification only

CONTENTS Page

DEFINITIONS	ii

LETTER FROM THE BOARD	1

Background	1
Chronology of the Share Reform Proposals	2
Summary of the Merger Proposals	3
The Purpose of this circular	4
The Shandong Merger Proposal	6
Undertakings by Chinalco	8
The Lanzhou Merger Proposal	9
Undertakings by Chinalco	12
Transaction relating to the Lanzhou Aluminum Factory Tranche	13
Merger Proposals not interdependent	13
The Cash Alternative	13
Effects of the Merger Proposals	14
The Exchange Ratios	16
Authorization to issue Chalco A Shares	18
Information of the Chalco Group	18
Information of the Shandong Group	18
Information of the Lanzhou Group	19
Information of the Lanzhou Aluminum Factory	19
Reasons and Benefits of the Merger Proposals	19
The SGM	20
Hong Kong Listing Rules Implications	21
Additional information relating to the SGM	22
Recommendations	23

LETTER FROM THE INDEPENDENT BOARD COMMITTEE	24

LETTER FROM DBS ASIA	26

Appendix I ~ General Information	41

Notice of the Special General Meeting	49

Supplemental Notice of the Special General Meeting	55

DEFINITIONS In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"ADSs"	American Depositary Shares, each representing ownership of 25 H Shares, which are listed on the New York Stock Exchange Inc.;

"ADRs"	American Depositary Receipts evidencing the ADSs;

"Board"	the board of Directors;

"Cash Alternatives"	the Shandong Cash Alternative and the Lanzhou Cash Alternative;

"Cash Alternative Amounts"	the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount;

"Cash Alternative Provider(s)"

(Chinese Character) CITIC Trust & Investment Co., Ltd. the person who has agreed, subject to contract, to pay the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount for the acquisition of the tradable Shandong Shares and tradable Lanzhou Shares, respectively, and who will then exchange such tradable Shandong Shares and tradable Lanzhou Shares so acquired for the Chalco A Shares at the relevant Exchange Ratios;

"Chalco A Share(s)"

ordinary shares with a nominal value of RMB1.00 each to be issued by the Company pursuant to the Merger Proposals, which, upon completion of the Merger Proposals, will be listed on the Shanghai Stock Exchange;

"Chalco Group" or "Group"	the Company and its subsidiaries;

"Chinalco"	(Chinese Character) Aluminum Corporation of China, the controlling shareholder and a connected person of the Company;

"Company"

(Chinese Character)Aluminum Corporation of China Limited, a joint stock limited company incorporated in the PRC with limited liability, the H Shares and ADSs of which are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"DBS Asia"

DBS Asia Capital Limited, being the independent financial adviser to advise the independent Shareholders in respect of the issue of Chalco A Shares in exchange for the non~tradable Lanzhou Shares held by Lanzhou Aluminum Factory, which is deemed by the Company as a non~exempt connected transaction under the Hong Kong Listing Rules and is licensed to undertake type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

"Custodian"	The Hongkong and Shanghai Banking Corporation Limited;

"Depositary"	The Bank of New York;

"Deposit Agreement"

The deposit agreement between Aluminum Corporation of China Limited, The Bank of New York as Depositary and all owners and beneficial owners from time to time of American Depositary Receipts issued thereunder, dated as of 12 December 2001;

"Director(s)"	director(s) of the Company;

"Domestic Shares"

ordinary shares in the share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and paid in Renminbi, and which upon completion of the Merger Proposals will, subject to certain lock~ups, be tradable on the Shanghai Stock Exchange;

"Exchange Ratios"	the Shandong Exchange Ratio and the Lanzhou Exchange Ratios;

"Gansu SASAC"	(Chinese Character) (Gansu State~owned Assets Supervision and Administration Commission), the State~owned Assets Supervision and Administration Commission of the Gansu Province;

"H Share(s)"

the overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB 1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;

"HK Dollar" or "HK$"	Hong Kong dollars, the currency of Hong Kong;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Lanzhou Aluminum"	(Chinese Character) Lanzhou Aluminum Co., Limited, a joint stock limited company incorporated in the PRC, the tradable shares of which are listed on the Shanghai Stock Exchange;

"Lanzhou Aluminum Factory"

(Chinese Character), a State~owned enterprise established in the PRC and is the holder of 79,472,500 non~tradable Lanzhou Shares, representing approximately 14.66% of the total issued share capital of Lanzhou Aluminum. By an agreement dated 18 December 2006, Gansu SASAC agreed to transfer the entire equity interest held by it to Chinalco, subject further to approval of the transfer by SASAC and, if approved, completion of the necessary registration procedures. Lanzhou Aluminum Factory has been deemed by the Company to be an associate of Chinalco and a connected person under the Hong Kong Listing Rules;

"Lanzhou Aluminum Factory Tranche"

the share exchange of Chalco A Shares for the non~tradable Lanzhou Shares of Lanzhou Aluminum Factory upon implementation of the Lanzhou Merger Proposal, details of which are set out in the section headed "Transaction relating to the Lanzhou Aluminum Factory Tranche";

"Lanzhou Cash Alternative"

the cash alternative under the Lanzhou Merger Proposal to be provided by the Cash Alternative Provider to the holders of tradable Lanzhou Shares, who elect not to receive in whole or in part the Chalco A Shares at the Lanzhou Exchange Ratios, details of which are set out in the section headed "The Cash Alternative" in this circular. The Lanzhou Cash Alternative will not be available to the holders of non~tradable Lanzhou Shares;

"Lanzhou Cash Alternative Amount"

the amount of cash at the rate of RMB9.50 per tradable Lanzhou Share and the amount of cash at the rate of RMB5.534 to be offered by the Cash Alternative Provider to the holders of tradable Lanzhou Shares and the other holders of non~tradable Lanzhou Shares (other than the Company), respectively, who elect to receive cash in whole or in part instead of the Chalco A Shares to be issued pursuant to the Lanzhou Merger Proposal;

"Lanzhou Exchange Ratios"

the ratio at which 1.80 Chalco A Shares will be issued by the Company in exchange for one tradable Lanzhou Share and the ratio at which one (1) Chalco A Share will be issued in exchange for one non~tradable Lanzhou Share, respectively, under the Lanzhou Merger Proposal;

"Lanzhou Merger Agreement"	the agreement entered into between the Company and Lanzhou Aluminum on 28 December 2006 in relation to the Lanzhou Merger Proposal;

"Lanzhou Merger Proposal"

the proposed merger of Lanzhou Aluminum with the Company pursuant to Lanzhou Merger Agreement through the proposed issue of Chalco A Shares by the Company at the Lanzhou Exchange Ratios in exchange for the tradable and non~tradable Lanzhou Shares (other than those held by the Company) together with the Lanzhou Cash Alternative;

"Lanzhou Shares"	the ordinary shares in the issued share capital of Lanzhou Aluminum;

"Latest Practicable Date"	17 January 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

a committee of the Board established for the purpose of considering the transaction relating to the Lanzhou Aluminum Factory Tranche, comprising the independent non~executive Directors who are independent of the transaction relating to the Lanzhou Aluminum Factory Tranche;

"Merger Agreements"	the Lanzhou Merger Agreement and the Shandong Merger Agreement;

"Merger Proposals"	the Shandong Merger Proposal and the Lanzhou Merger Proposal;

"non~tradable Lanzhou Shares"	ordinary shares which are in the issued share capital of Lanzhou Aluminum which are not listed on the Shanghai Stock Exchange and are not tradable by the holders of such shares;

"non~tradable Shandong Shares"	ordinary Shares which are in the issued share capital of Shandong Aluminum which are not listed on the Shanghai Stock Exchange and are not tradable by the holders of such shares;

"PRC"

the People's Republic of China, which, for the purpose of this circular, unless otherwise specified, excludes the Hong Kong Special Administrative Region of the PRC, the Macau Special Administrative Region of the PRC and Taiwan;

"Formal Merger Announcements"

the detailed announcements issued by Shandong Aluminum and Lanzhou Aluminum, respectively, in the PRC setting out details of the terms and conditions of the Shandong Merger Proposal and the Lanzhou Merger Proposal and a "Formal Merger Announcement" refers to the relevant formal merger announcement;

"RMB"	Renminbi, the lawful currency of the PRC;

"SASAC"	the PRC State~owned Assets Supervision and Administration Commission of the State Council;

"SFO"	the Securities and Futures Ordinance;

"SGM"

the special general meeting of the Company to be held on 27 February 2007 to separately consider and, if thought fit, approve (1) the Shandong Merger Proposal; (2) the Lanzhou Merger Proposal, respectively, including any adjournment thereof; (3) the issue of Chalco A Shares to implement the Merger Proposals and (4) the connected transaction which will be constituted by the transaction relating to Lanzhou Aluminum Factory Tranche;

"Shandong Aluminum"	(Chinese Character) Shandong Aluminum Industry Co., Limited, a joint stock limited company incorporated in the PRC, the tradable shares of which are listed on the Shanghai Stock Exchange;

"Shandong Cash Alternative"

the cash alternative under the Shandong Merger Proposal to be provided by the Cash Alternative Provider to the holders of tradable Shandong Shares who elect not to receive in whole or in part the Chalco A Shares to be issued at the Shandong Exchange Ratios, subject to the Shandong Merger Proposal becoming unconditional, details of which are set out in the section headed "The Cash Alternative" in this circular;

"Shandong Cash Alternative Amount"

the amount of cash to be offered at the rate of RMB16.65 per tradable Shandong Share by the Cash Alternative Provider to the holders of tradable Shandong Shares who elect to receive cash in whole or in part instead of the Chalco A Shares pursuant to the Shandong Merger Proposal;

"Shandong Exchange Ratio"	the ratio at which 3.15 Chalco A Shares will be issued by the Company in exchange for one tradable Shandong Share under the Shandong Merger Proposal;

"Shandong Merger Agreement"	the agreement entered into between the Company and Shandong Aluminum on 28 December 2006 in relation to the Shandong Merger Proposal;

"Shandong Merger Proposal"

the proposed merger of Shandong Aluminum with the Company pursuant to Shandong Merger Agreement through the proposed issue of Chalco A Shares by the Company at the Shandong Exchange Ratio in exchange for the tradable Shandong Shares (other than those held by the Company) together with the Shandong Cash Alternative;

"Shandong Shares"	the ordinary shares in the issued share capital of Shandong Aluminum;

"Shares"	Domestic Shares and H Shares in the share capital of the Company;

"Shareholder(s)"	the holders of H Shares and Domestic Shares of the Company;

"tradable Lanzhou Shares"	shares which are in the issued share capital of Lanzhou Aluminum which are listed on the Shanghai Stock Exchange and are tradable by the holders of such shares;

"tradable Shandong Shares"	shares which are in the issued share capital of Shandong Aluminum which are listed on the Shanghai Stock Exchange and are tradable by the holders of such shares;

"%"	per cent.

LETTER FROM THE BOARD

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 12B Fuxing Road
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing PRC
Mr. Zhang Chengzhong	Postal Code: 100814

Non~executive Directors:	Principal place of business
Mr. Joseph C. Muscari	No. 62 North Xizhiman Street
Mr. Shi Chungui	Haidan District
Beijing
Independent non~executive Directors:	The People's Republic of China
Mr. Poon Yiu Kin, Samuel	Postal Code: 100082
Mr. Wang Dianzuo
Mr. Kang Yi	Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower Convention Plaza
1 Harbour Road Wanchai
Hong Kong
17 January 2007

(1) DISCLOSEABLE TRANSACTION
IN RELATION TO THE PROPOSED SHARE REFORM OF
SHANDONG ALUMINUM
AND
(2) DISCLOSEABLE TRANSACTION
IN RELATION TO THE PROPOSED SHARE REFORM OF
LANZHOU ALUMINUM AND CONNECTED TRANSACTION
IN RESPECT OF THE SHARE EXCHANGE WITH
LANZHOU ALUMINUM FACTORY

To the Shareholders

Dear Sir or Madam,

BACKGROUND

Reference is made to the announcements of the Company dated 7, 14, 19 and 29 December 2006 and 16 January 2007, respectively, regarding the Shandong Merger Proposal and the Lanzhou Merger Proposal.

The Company is the controlling shareholder of Shandong Aluminum and the largest shareholder of Lanzhou Aluminum. In accordance with the requirements of the relevant laws and regulations relating to share reforms of listed companies in the PRC, the Company has to propose a share reform for each of Shandong Aluminum and Lanzhou Aluminum, respectively. In September 2006, the Company proposed a share reform for Shandong Aluminum but such share reform proposal was not approved by the holders of tradable Shandong Shares of Shandong Aluminum. In order to comply with the relevant PRC laws and regulations relating to share reforms, the Company has proposed the Merger Proposals.

CHRONOLOGY OF THE SHARE REFORM PROPOSALS

On 4 December 2006, the Company published the indicative announcements of Shandong Aluminum and Lanzhou Aluminum, respectively, on the share reforms proposed by the Company.

On 7 December 2006, the Company published an announcement setting out details of the proposed share reforms of Shandong Aluminum and Lanzhou Aluminum, subject to completion of the PRC procedures for the final determination of the terms and conditions of the Merger Proposals.

By an agreement dated 18 December 2006 and subject to approval by SASAC, the Gansu SASAC has agreed to transfer to Chinalco the entire equity interest in Lanzhou Aluminum Factory at nil consideration. Subject to approval of the transfer by SASAC and, if approved, completion of the procedures for the transfer the equity interest in Lanzhou Aluminum Factory to Chinalco, Chinalco will become the holder of 79,472,500 non~tradable Lanzhou Shares, representing approximately 14.66% equity interest in Lanzhou Aluminum.

On 20 December 2006, the Company published an announcement setting out the adjustments made to the proposed share reforms of Shandong Aluminum and Lanzhou Aluminum after obtaining the views of the holders of tradable Shandong Shares and holders of tradable Lanzhou Shares respectively.

On 28 December 2006, the Company entered into the Shandong Merger Agreement with Shandong Aluminum and the Lanzhou Merger Agreement with Lanzhou Aluminum respectively, and the completion of the Shandong Merger Proposal and the Lanzhou Merger Proposal are subject to the satisfaction of various conditions.

On 13 January 2007, the Company gave the Notice of SGM, a copy of which is further set out in pages 49 to 54 to this circular.

On 16 January 2007, the Company announced that the proposed resolutions approving the respective share reforms, share exchanges and mergers of Shandong Aluminum and Lanzhou Aluminum have been duly approved by the shareholders of Shandong Aluminum and Lanzhou Aluminum at their respective special general meetings and meetings of the relevant shareholders held on 15 January 2007.

SUMMARY OF THE MERGER PROPOSALS

The implementation of the Merger Proposals will involve the issue of Chalco A Shares by the Company at the applicable Exchange Ratios to the holders of tradable Shandong Shares and the holders of tradable and non~tradable Lanzhou Shares on a record date to be determined, who elect to exchange in whole or in part Chalco A Shares for their Shandong Shares and Lanzhou Shares. The Exchange Ratios have been determined as follows:

*	Shandong Exchange Ratio

3.15 Chalco A Shares for 1 tradable Shandong Share;

*	Lanzhou Exchange Ratios

1.80 Chalco A Shares for 1 tradable Lanzhou Share; and

1 Chalco A Share for 1 non~tradable Lanzhou Share.

The Merger Proposals will be accompanied by the Shandong Cash Alternative to the holders of tradable Shandong Shares and the Lanzhou Cash Alternative to the holders of tradable Lanzhou Shares, who elect not to exchange in whole or in part their Shandong Shares and Lanzhou Shares for the Chalco A Shares. Subject to the Merger Proposals becoming unconditional, the Shandong Cash Alternative and the Lanzhou Cash Alternative have been determined as follows:

*	Shandong Cash Alternative

at the rate of RMB16.65 per tradable Shandong Share

*	Lanzhou Cash Alternative

(a)	at the rate of RMB9.50 per tradable Lanzhou Share

(b)

at the rate of RMB5.534 per non~tradable Lanzhou Share, which is only applicable to other holders of non~tradable Lanzhou Shares (other than the Company) whereas Lanzhou Aluminum Factory has provided an undertaking in writing not to exercise the Lanzhou Cash Alternative.

Upon successful implementation of the Merger Proposals, the respective Shandong Shares and Lanzhou Shares acquired by the Company pursuant to the Merger Proposals will be cancelled and the assets of Shandong Aluminum and Lanzhou Aluminum will be absorbed into and their liabilities will be assumed by the Company.

THE PURPOSE OF THIS CIRCULAR

Subject to approvals of the Merger Proposals by the respective shareholders of Shandong Aluminum and Lanzhou Aluminum, the implementation of the Merger Proposals will lead to the mergers of Shandong Aluminum and Lanzhou Aluminum with the Company. In accordance with the PRC Company Law and the Articles of Association of the Company, the proposed mergers of Shandong Alumimum and Lanzhou Aluminum with the Company have to be separately approved by a special resolution of the shareholders of the Company and the SGM to be held on 27 February 2007 is convened to consider and, if appropriate, to approve the Merger Proposals. As Chinalco has entered into an agreement (see below for further details) to acquire the entire equity interest of Lanzhou Aluminum Factory, which is one of the shareholders of Lanzhou Aluminum, and in order to avoid any appearance of conflicts of interest, Chinalco has informed the Company that it will abstain from voting at the resolution relating to the Lanzhou Merger Proposal.

Under the Hong Kong Listing Rules, implementation of the Shandong Merger Proposal and the Lanzhou Merger Proposal constitutes a discloseable transaction of the Company under Rule 14.06(2) of the Hong Kong Listing Rules. The purpose of this circular is to provide you with more information relating to the share reforms of Shandong Aluminum and Lanzhou Aluminum through the implementation of the Merger Proposals. This circular is prepared to comply with the Hong Kong Listing Rules.

By an agreement dated 18 December 2006 and subject to further approval by SASAC, the Gansu SASAC has agreed to transfer to Chinalco the entire equity interest in Lanzhou Aluminum Factory at nil consideration. If SASAC's approval and the procedures for the transfer of the equity of Lanzhou Aluminum Factory have been completed prior to the completion of the Lanzhou Merger Proposal, Lanzhou Aluminum Factory will be wholly~owned by Chinalco and become a connected person of the Company. Any issue of Chalco A Shares to Chinalco in exchange for the non~tradable Lanzhou Shares held by Lanzhou Aluminum Factory will constitute a connected transaction under the Hong Kong Listing Rules. Although as at the Latest Practicable Date, Lanzhou Aluminum Factory is not yet a connected person and in order to avoid any appearance of conflicts of interest, the Company has deemed Lanzhou Aluminum Factory as a connected person. As the transaction relating to the Lanzhou Aluminum Factory Tranche involves the issue of new securities by the Company to a connected person, such transaction is a non~exempt connected transaction subject to the approval by the independent Shareholders. The SGM will be supplemented by a separate resolution for the independent Shareholders to consider and, if appropriate, to approve at the SGM the transaction relating to the Lanzhou Aluminum Factory Tranche under the Lanzhou Merger Proposal. Chinalco will abstain from voting at the relevant resolution to approve the transaction relating to the Lanzhou Aluminum Factory Tranche, if the Lanzhou Merger Proposal is implemented.

The purposes of this circular are:

1.

to provide you with further information in relation to the Merger Proposals and the transaction relating to the Lanzhou Aluminum Factory Tranche, which will constitute a connected transaction under the Hong Kong Listing Rules, if the Lanzhou Merger Proposal is implemented;

2.

to set out the letter of advice from DBS Asia to the Independent Board Committee and the independent Shareholders and the recommendation of the Independent Board Committee as advised by DBS Asia in respect of the transaction relating to the Lanzhou Aluminum Factory Tranche which will constitute a connected transaction under the Hong Kong Listing Rules, if the Lanzhou Merger Proposal is implemented; and

3.

to seek your approval of the resolutions in relation to (1) the Shandong Merger Proposal; (2) the Lanzhou Merger Proposal; (3) the modification, refreshment and approval of the resolutions passed at the 2005 annual general meeting to authorize the Company to issue the Chalco A Shares to implement the Merger Proposals; and (4) the transaction relating to the Lanzhou Aluminum Factory Share Tranche which will constitute a connected transaction under the Hong Kong Listing Rules, if the Lanzhou Merger Proposal is implemented. Resolutions 1 (the Shandong Merger Proposal) and 2 (the Lanzhou Merger Proposal) are not interdependent. If resolution 3 (the issue of Chalco A Shares) is not approved, resolutions 1 and 2 will not proceed. If resolution 4 (the transaction relating to the Lanzhou Aluminum Factory Tranche) is not approved, resolution 2 (the Lanzhou Merger Proposal) will not proceed. Chinalco will abstain from voting at resolutions 2 and 4 only.

THE SHANDONG MERGER PROPOSAL

The Company is the controlling shareholder of Shandong Aluminum, holding 480,000,000 non~tradable shares or approximately 71.43% of the total issued share capital of Shandong Aluminum. The remaining 192,000,000 shares or approximately 28.57% of the total issued share capital of Shandong Aluminum are tradable shares, which are listed on the Shanghai Stock Exchange. To the best of the directors' knowledge, information and belief having made all reasonable enquiry, the holders of tradable shares of Shandong Aluminum are third parties independent of the Company and connected persons of the Company.

		% to total
	Number of	issued share
	issued shares	capital

Non~tradable shares
* held by the Company	480,000,000	71.43%
Tradable shares (listed on Shanghai Stock Exchange)
* held by the public shareholders	192,000,000	28.57%

The Shandong Merger Agreement

On 7 December 2006, the Board and the board of directors of Shandong Aluminum approved, in principle, the Shandong Merger Proposal. On 28 December 2006, the Board and the board of directors of Shandong Aluminum approved, in principle, the entering into the Shandong Merger Agreement between the Company and Shandong Aluminum. A summary of the major terms and conditions of the Shandong Merger Agreement is as follows:

Date	28 December 2006

Parties	The Company and Shandong Aluminum

Objective	To implement the share reform of Shandong Aluminum through the Shandong Merger Proposal

Consideration

3.15 Chalco A Shares will be issued by the Company in exchange for one tradable Shandong Share held by the holders of tradable Shandong Shares on a record date to be determined by the Company and Shandong Aluminum, who elect to receive in whole or in part the Chalco A Shares.

Holders of tradable Shandong Shares who elect not to receive in whole or in part the Chalco A Shares may elect to receive in whole or in part cash under the Shandong Cash Alternative at the rate of RMB16.65 per tradable Shandong Share.

Conditions Precedent	The Shandong Merger Proposal is conditional upon:

1.

the approval by way of special resolution (a two~thirds majority) by the shareholders of the Company at the SGM (for the purpose of the SGM, no shareholders are required to abstain from voting on the relevant resolution to approve the Shandong Merger Proposal at the SGM);

2.

the approval by at least two~thirds of all the shareholders of Shandong Aluminum attending and voting at the shareholders' meeting and the approval by at least two~thirds of the holders of tradable Shandong Shares attending and voting at such shareholders' meeting of Shandong Aluminum;

3.	the compliance by the Company with the requirements of the Hong Kong Listing Rules;

4.	the CSRC granting approval for and the Shanghai Stock Exchange agreeing to grant listing of the Chalco A Shares;

5.

the requisite consents and approvals having been obtained from the relevant governmental and regulatory authorities in the PRC (including, without limitation, the CSRC, SASAC and the Shanghai Stock Exchange); and

6.	the entering into agreement with the appropriate Cash Alternative Provider in respect of the provision of the Shandong Cash Alternative Amount.

Termination	The Shandong Merger Agreement shall be terminated upon occurrence of any of the following circumstances:

1.	the Company and Shandong Aluminum agreeing in writing to terminate the Shandong Merger Agreement prior to the completion of the Shandong Merger Proposal;

2.

any material breach of the responsibilities, undertakings or representations of the Shandong Merger Agreement by a party to the Shandong Merger Agreement and such breach is not remediable within 30 days upon the notice being given by one party to the other in relation to such breach;

3.	failure to fulfill the conditions precedent as stated above or have such conditions precedent waived before 31 December 2007;

4.	failure to obtain the approval by a two~thirds majority of the shareholders at the SGM of the Company;

5.

failure to obtain the approval by at least two~thirds of the shareholders of Shandong Aluminum attending and voting at the shareholders' meeting and failure to obtain the approval by at least two~thirds of the holders of tradable Shandong Shares attending and voting at such shareholders' meeting of Shandong Aluminum; and

6.	the order, adjudication or action taken by any relevant government authorities to permanently restrict or prohibit the Shandong Merger Proposal.

UNDERTAKINGS BY CHINALCO In connection with the Shandong Merger Proposal, Chinalco, the controlling shareholder of the Company, has undertaken that:

1.

within 36 months after the listing of the Chalco A Shares on the Shanghai Stock Exchange, Chinalco will not transfer its tradable Chalco A Shares or entrust any third parties to manage such tradable Chalco A shares and will not procure Chalco to repurchase such tradable Chalco A Shares;

2.

within 3 months after the listing of Chalco A Shares on the Shanghai Stock Exchange, if the market price of Chalco A Shares falls below RMB6.60 per share, being the price per share of the proposed share exchange, Chinalco shall increase its shareholding of Chalco A Shares through market bidding in the Shanghai Stock Exchange, until the cumulative number of shares so purchased reaches 30% of the total number of newly issued Chalco A Shares under the Merger Proposals;

3.

within 12 months after completion of the increased shareholding arrangement, Chinalco shall not sell its increased Chalco A Shares aforesaid and shall discharge its information disclosure obligations; and

4.

after the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to business assets of aluminum and aluminum fabrication and related equity interest), where appropriate, in order to improve the production chain of Chalco.

THE LANZHOU MERGER PROPOSAL

The Company holds 151,851,442 non~tradable shares in Lanzhou Aluminum, representing approximately 28% of the total issued share capital of Lanzhou Aluminum. The remaining approximately 72% of the issued share capital of Lanzhou Aluminum is held as to 16.35% by two holders of non~tradable Lanzhou Shares and as to 55.65% by the holders of tradable Lanzhou Shares. The tradable Lanzhou Shares are listed on the Shanghai Stock Exchange.

		% to
	Number of	total issued
	issued shares	share capital

Non~tradable shares
* held by the Company	151,851,442	28.00%
* held by Lanzhou Aluminum Factory
(equity interest to be transferred to Chinalco)	79,472,500	14.66%
* held by Lanzhou Economic
Information Consultation Company	9,181,900	1.69%

Tradable shares (listed on Shanghai Stock Exchange)
*held by public shareholders	301,820,800	55.65%

The Lanzhou Merger Proposal

On 7 December 2006, the Board and the board of directors of Lanzhou Aluminum respectively resolved to approve, in principle, the Lanzhou Merger Proposal. On 28 December 2006, the Board and the board of directors of Lanzhou Aluminum respectively resolved to approve, in principle, the entering into the Lanzhou Merger Agreement. A summary of the major terms and conditions of the Lanzhou Merger Agreement is as follows:

Date	28 December 2006
Parties	The Company and Lanzhou Aluminum

Objective	To implement the share reform of Lanzhou Aluminum through the Lanzhou Merger Proposal.

Consideration

(a) 1.80 Chalco A Shares will be issued by the Company in exchange for one tradable Lanzhou Share held by the holders of tradable Lanzhou Shares; and (b) one (1) Chalco A Shares for one (1) non~tradable Lanzhou Share held by the holders of non~tradable Lanzhou Shares, on a record date to be determined by the Company and Lanzhou Aluminum, who elect to receive in whole or in part the Chalco A Shares.

Holders of tradable Lanzhou Shares who elect not to receive in whole or in part the Chalco A Shares may elect to receive in whole or in part cash under the Lanzhou Cash Alternative at the rate of RMB9.50 per tradable Lanzhou Share.

Other holders of non~tradable Lanzhou Shares (other than the Company) who elect not to receive in whole or in part the Chalco A Shares may elect to receive in whole or in part cash under the Lanzhou Cash Alternative at the rate of RMB5.534 per non~tradable Lanzhou Share (Lanzhou Aluminum Factory has undertaken in writing not to exercise the Lanzhou Cash Alternative).

Conditions Precedent	The Lanzhou Merger Proposal is conditional upon:

1.

the approval by way of special resolution (at least a two~thirds majority) by the independent shareholders of the Company at the SGM (to avoid any appearance of conflicts of interest, Chinalco has informed the Company that it will abstain from voting on the relevant resolution to approve the Lanzhou Merger Proposal at the SGM);

2.

the approval by at least two~thirds of the shareholders of Lanzhou Aluminum (including holders of tradable and non~tradable Lanzhou Shares) attending and voting at the shareholders' meeting and the approval by at least two~thirds of the holders of tradable Lanzhou Shares attending and voting at such shareholders' meeting of Lanzhou Aluminum;

3.	the compliance by the Company with the requirements of the Hong Kong Listing Rules;

4.	the CSRC granting approval for and the Shanghai Stock Exchange agreeing to grant listing of the Chalco A Shares;

5.

the requisite consents and approvals having been obtained from the relevant governmental and regulatory authorities in the PRC (including, without limitation, the CSRC, SASAC and the Shanghai Stock Exchange); and

6.	the entering into agreement with the appropriate Cash Alternative Provider in respect of the provision of the Lanzhou Cash Alternative Amount.

Termination	The Lanzhou Merger Agreement shall be terminated upon occurrence of any of the following circumstances:

1.	the Company and Lanzhou Aluminum agreeing in writing to terminate the Lanzhou Merger Agreement prior to the completion of the Lanzhou Merger Proposal;

2.

any material breach of the responsibilities, undertakings or representations of the Lanzhou Merger Agreement by a party to the Lanzhou Merger Agreement and such breach is not remediable within 30 days upon the notice being given by one party to the other in relation to such breach;

3.	failure to fulfill the conditions precedent as stated above or have such conditions precedent waived before 31 December 2007;

4.	failure to obtain the approval by a two~thirds majority of the shareholders at the SGM of the Company;

5.

failure to obtain the approval by at least two~thirds of the shareholders of Lanzhou Aluminum (including holders of tradable and non~tradable Lanzhou Shares) attending and voting at the shareholders' meeting and failure to obtain the approval by at least two~thirds of the Lanzhou Shareholders who are holders of tradable Lanzhou shares attending and voting at such shareholders' meeting; and

6.	the order, adjudication or action taken by any relevant government authorities to permanently restrict or prohibit the Lanzhou Merger Proposal.

By an agreement dated 18 December 2006, the Gansu SASAC transferred to Chinalco the entire equity interest in Lanzhou Aluminum Factory at nil consideration. Subject to completion of the procedures for the transfer the equity interest in Lanzhou Aluminum Factory to Chinalco, Chinalco will become the holder of 79,472,500 non~tradable Lanzhou Shares, representing approximately 14.66% equity interest in Lanzhou Aluminum.

UNDERTAKINGS BY CHINALCO

In connection with the Lanzhou Merger Proposal, Chinalco has undertaken that:

1.

within 36 months after the listing of the Chalco A Shares on the Shanghai Stock Exchange, Chinalco will not transfer its tradable Chalco A Shares or entrust any third parties to manage such tradable Chalco A Shares and will not procure Chalco to repurchase such tradable Chalco A Shares;

2.

within 3 months after the listing of Chalco A Shares on the Shanghai Stock Exchange, if the market price of Chalco A Shares falls below RMB6.60 per share, being the price per share of the proposed share exchange, Chinalco shall increase its shareholding of Chalco A Shares through market bidding in the Shanghai Stock Exchange, until the cumulative number of shares so purchased reaches 30% of the total number of newly issued Chalco A Shares under the Merger Proposals;

3.

within 12 months after completion of the increased shareholding arrangement, Chinalco shall not sell its increased Chalco A Shares aforesaid and shall discharge its information disclosure obligations; and

4.

after the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to business assets of aluminum and aluminum fabrication and related equity interest), where appropriate, in order to improve the production chain of Chalco.

TRANSACTION RELATING TO THE LANZHOU ALUMINUM FACTORY TRANCHE

In relation to the non~tradable Lanzhou Shares held by Lanzhou Aluminum Factory, by an agreement dated 18 December 2006 and subject to further approval by SASAC, the Gansu SASAC has agreed to transfer to Chinalco the entire equity interest in Lanzhou Aluminum Factory at nil consideration. If SASAC's approval and the procedures for the transfer of the equity interest of Lanzhou Aluminum Factory have been completed prior to the completion of the Lanzhou Merger Proposal, Lanzhou Aluminum Factory will be wholly~owned by Chinalco and a connected person of the Company. The transaction relating to the Lanzhou Aluminum Factory Tranche will constitute a connected transaction under the Hong Kong Listing Rules. Although as at the Latest Practicable Date, Lanzhou Aluminum Factory is not yet a connected person and in order to avoid any appearance of conflicts of interest, the Company has deemed Lanzhou Aluminum Factory as a connected person.

MERGER PROPOSALS NOT INTERDEPENDENT

The Shandong Merger Proposal and the Lanzhou Merger Proposal are not dependent or conditional upon each other. Each such proposal will be implemented in accordance with the terms and conditions applicable to that proposal. If for any reason either proposal is not implemented, this will not affect the implementation of the other proposal.

THE CASH ALTERNATIVE

The Merger Proposals are accompanied by the Shandong Cash Alternative to the holders of tradable Shandong Shares at the rate of RMB16.65 per Shandong Share and the Lanzhou Cash Alternative to the holders of tradable Lanzhou Shares at the rate of RMB9.50 per tradable Lanzhou Share and to the other holders of the non~tradable Lanzhou Shares (other than the Company) at the rate of RMB5.534 per non~tradable Lanzhou Share, who elect not to receive in whole or in part their entitlements to Chalco A Shares, subject to the Merger Proposals becoming unconditional. Lanzhou Aluminum Factory has undertaken in writing not to exercise the Lanzhou Cash Alternative.

The Cash Alternative will be made available by the Cash Alternative Provider. The Cash Alternative Provider is an independent third party who is independent of the Company and its subsidiaries, their directors, chief executives and substantial shareholders or their respective associates (as defined in the Hong Kong Listing Rules) and who is not a connected person (as defined in the Hong Kong Listing Rules) of the Company. The Company itself is not a Cash Alternative Provider.

For the holders of tradable Shandong Shares and the holders of tradable Lanzhou Shares who elect to receive the Shandong Cash Alternative and the Lanzhou Cash Alternative, respectively, the Cash Alternative Provider has agreed, subject to contract, to pay the Shandong Cash Alternative Amount and the Lanzhou Cash Alternative Amount to such holders, and such holders will transfer their respective tradable Shandong Shares and Lanzhou Shares to the Cash Alternative Provider, who will then exchange such Shandong Shares and Lanzhou Shares with the Chalco A Shares at the relevant Exchange Ratio. On the assumption that all the holders of tradable Shandong Shares and the relevant holders of Lanzhou Shares (including tradable and non~tradable shares (other than the non~tradable shares held by Lanzhou Aluminum Factory)) elect to receive the Cash Alternatives, a maximum of 1.157 billion Chalco A Shares, representing approximately 8.98% of the total issued share capital of the Company, may be held by the Cash Alternative Provider.

Pursuant to the agreement to be entered into between the Company and the Cash Alternative Provider, the Cash Alternative Provider has agreed to commit a maximum total of approximately RMB6.12 billion cash being the aggregate total of the maximum Shandong Cash Alternative Amount and Lanzhou Cash Alternative Amount, if all holders of the relevant Shandong Shares and Lanzhou Shares elect to accept the Cash Alternative.

EFFECTS OF THE MERGER PROPOSALS

The Merger Proposals, if fully implemented, will involve the issue of the Chalco A Shares, at the Shandong Exchange Ratio and the Lanzhou Exchange Ratios by the Company to the holders of tradable Shandong Shares and the holders of tradable and non~tradable Lanzhou Shares on a record date to be determined, in exchange for the tradable Shandong Shares and Lanzhou Shares held by them respectively (subject to election by the holders of tradable Shandong Shares and the relevant holders of the Lanzhou Shares electing to take the Cash Alternatives mentioned above). Upon completion of the Merger Proposals, the assets of Shandong Aluminum and Lanzhou Aluminum will be absorbed into and the liabilities of Shandong Aluminum and Lanzhou Aluminum will be assumed by the Company. Shandong Aluminum and Lanzhou Aluminum will then cease to exist. Subject to the approval of the CSRC and the Shanghai Stock Exchange, the Chalco A Shares issued for the purpose of the Merger Proposals will be listed on the Shanghai Stock Exchange. The non~tradable Domestic Shares of the Company, including those held by Chinalco and other holders of Domestic Shares, will be converted into tradable Chalco A Shares and will subject to certain lock~up arrangements. The H Shares will continue to be listed on the Hong Kong Stock Exchange.

In the event that the Merger Proposals are implemented, a maximum of 1.237 billion Chalco A Shares will be issued under the Merger Proposals, under which a maximum of 0.604 billion Chalco A Shares will be issued under the Shandong Merger Proposal and a maximum of 0.633 billion Chalco A Shares will be issued under the Lanzhou Merger Proposal. On the basis of 3.944 billion H Shares in issue, the Chalco tradable shares (including the Chalco A shares issued for the Merger Proposals and the Domestic Shares of the Company which will become tradable Chalco A shares of the Company) will represent approximately 69.4% and the H Shares will represent approximately 30.6% of the Company's total issued shares (as enlarged by the issue of Chalco A Shares). Upon completion of the Merger Proposals, the Domestic Shares of the Company held by Chinalco and other promoters will be tradable shares (tradable Chalco A Shares) listed on the Shanghai Stock Exchange, subject to certain lock~up periods. The Chalco A Shares issued pursuant to the Merger Proposals to the holder of tradable Shandong Shares and Lanzhou Shares will be freely tradable and not subject to any lock~ups. The issue of Chalco A Shares to Lanzhou Aluminum Factory will be subject to a lock~up of three years.

Changes in the shareholding structure of the Company before and after the implementation of the Merger Proposals (assuming no one elects to receive cash under the Cash Alternatives):

Before the implementation of the Merger Proposals

		Percentage
Holder of Domestic Shares		of issued
or H Shares	No. of Shares	share capital
	(in millions)	(%)

Holders of Domestic Shares
Chinalco	4,612.2	39.59
Other holders of Domestic Shares	3,093.7	26.55

Holders of H Shares	3,944.0	33.90

Total	11,649.9	100

After the implementation of the Merger Proposals:

		Percentage of
Holder of Chalco A Shares or H Shares	No. of Shares	share capital
	(in millions)	(%)

Holders of tradable Chalco A Shares
Chinalco	4,612.2	35.79
Lanzhou Aluminum Factory	79.0	0.6
Other holders	3,093.7	24.01

Holders of H Shares	3,944.0	30.6
Holders of Chalco A Shares	1,160.73	9.00

Total	12,886.63	100

THE EXCHANGE RATIOS The Shandong Exchange Ratio, has been determined as follows:

(i)

the per share price of the tradable Shandong Shares is RMB20.81, representing a premium of 25% over the closing price per Shandong Share of RMB16.65 as at 27 November 2006, being the last day prior to the suspension of trading in the tradable Shandong Shares on the Shanghai Stock Exchange; and

(ii)

the issue price of the Chalco A Shares is determined to be RMB6.60 per share, which was determined based on the closing price of HK$6.25 per H Share of the Company on 27 November 2006 (the last trading day immediately before the suspension of trading of the H Shares on 28 November 2006) plus a premium of approximately 5%. The 5% premium was determined by the Company based on an analysis of the A and H Shares prices of major dual listed companies in Hong Kong and PRC.

Accordingly, based on the Shandong Exchange Ratio, 3.15 Chalco A Shares will be issued by the Company for one (1) tradable Shandong Share. The Lanzhou Exchange Ratios have been determined as follows:

(i)

the per share price of the tradable Lanzhou Shares is RMB11.88, representing a premium of 25% over the closing price per tradable Lanzhou Share of RMB9.50 as at 27 November 2006, being the last day prior to the suspension of trading in the tradable Lanzhou Shares on the Shanghai Stock Exchange; and

(ii)

the issue price of the Chalco A Shares is determined to be RMB6.60 per share, which was determined based on the closing price of HK$6.25 per H Share of the Company on 27 November 2006 (the last trading day immediately before the suspension of trading of the H Shares on 28 November 2006) plus a premium of approximately 5%. The 5% premium was determined by the Company based on an analysis of the A and H Shares prices of major dual listed companies in Hong Kong and PRC.

Accordingly, based on the Lanzhou Exchange Ratios, (a) 1.80 Chalco A Shares will be issued by the Company for one (1) tradable Lanzhou Share; and (b) one (1) Chalco A Share will be issued by the Company for one (1) non~tradable Lanzhou Share, representing a premium of 20% over the net asset value per non~tradable Lanzhou Share.

When determining the premium of the Shandong Shares and Lanzhou Shares, the Directors have taken into account the following factors: (a) the Exchange Ratios shall be sufficiently attractive to the holders of tradable Shandong Shares and the holders of tradable Lanzhou Shares; (b) the costs to be involved in implementing the share reforms of both Shandong Aluminum and Lanzhou Aluminum; and (c) the increase in the share prices of other domestically listed aluminum companies since the suspension of trading in the tradable shares of Shandong Aluminum and Lanzhou Aluminum on 28 November 2006.

The Merger Proposals may or may not be proceeded with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreements can be satisfied. Investors and potential investors in Shares of the Company should exercise care, and they should only rely on information published by the Company, when they deal, or contemplate dealing, in the H Shares or other securities of the Company.

AUTHORIZATION TO ISSUE CHALCO A SHARES

The issue of Chalco A Shares will be based on the specific mandate approved by the Shareholders duly passed at the 2005 annual general meeting of the Company held on 10 May 2006 authorizing the Board to issue a maximum of 1,500,000,000 Chalco A Shares. The specific mandate passed at the 2005 annual general meeting was to authorize the Company to issue Chalco A Shares to the PRC public (i.e. PRC individuals and institutional investors) with the proceeds thereof to be used for the purposes specified in the resolutions. If the Merger Proposals are implemented, the Chalco A Shares will be issued to exchange for the Shandong Shares and Lanzhou Shares and no proceeds will be raised by such issue. As such, the terms of the specific mandate approved by the Shareholders has to be modified in order to meet the requirements of the Merger Proposals and a resolution by way of special resolution has been proposed to be passed at the SGM to modify, refresh and approve the specific mandate passed at the annual general meeting of the Company held on 10 May 2006 to authorize the Company to issue Chalco A Shares to implement the Shandong Merger Proposal and Lanzhou Merger Proposal.

INFORMATION OF THE CHALCO GROUP

The Chalco Group is engaged principally in alumina refining and primary aluminum smelting operations. It organises and manages its operations according to the alumina segment, primary aluminum segment and corporate and other services segment. The business scope of the Chalco Group includes bauxite mining, alumina refining and primary aluminum smelting. The principal products include alumina, primary aluminum, gallium and carbon.

INFORMATION OF THE SHANDONG GROUP

The Shandong Group is engaged principally in the production of metallurgical alumina, primary aluminium and alumina chemicals. Based on the audited financial information of Shandong Aluminum prepared in accordance with PRC GAAP, the total asset value and the net profit (before and after tax) of the Shandong Group for the two financial years ended 31 December 2005 are as follows:

	As at	As at
	31 December 2005	31 December 2004
	(RMB in millions)	(RMB in millions)

Total net asset value	3,269.0	2,681.5

Net profit before tax	1,224.8	1,148.0

Net profit after tax	869.6	827.8

INFORMATION OF THE LANZHOU GROUP

The Lanzhou Group is engaged principally in the production of primary aluminum and aluminum~fabricated products. Based on the audited financial information of Lanzhou Aluminum prepared in accordance with PRC GAAP, the total asset value and the net profit (before and after tax) of the Lanzhou Group for the two financial years ended 31 December 2005 are as follows:

	As at	As at
	31 December 2005	31 December 2004
	(RMB in millions)	(RMB in millions)

Total net asset value	2,882.4	2,770.1

Net profit before tax	130.0	126.3

Net profit after tax	112.3	107.6

INFORMATION OF THE LANZHOU ALUMINUM FACTORY

Lanzhou Aluminum Factory is a state~owned enterprise established in the PRC, with a registered capital of RMB202.67 million. Its principal business is asset management and property management. As at the Latest Practicable Date, Lanzhou Aluminum Factory holds approximately 14.66% of the issued share capital of Lanzhou Aluminum.

REASONS FOR AND BENEFITS OF MERGER PROPOSALS

The reasons for and benefits of the Merger Proposals are:

1.	the Merger Proposals allow the Company to implement the share reforms for Shandong Aluminum and Lanzhou Aluminum in accordance with the requirements of the relevant PRC laws and regulations;

2.

the Merger Proposals at the same time enable the Company to restructure Shandong Aluminum and Lanzhou Aluminum and through the Merger Proposals, the Company will achieve a more balanced chain of production between alumina and primary aluminum and will enable the Company to integrate Shandong Aluminum and Lanzhou Aluminum into the management and operations of the Company; and

3.	the Merger Proposals enable the Company to issue and list Chalco A Shares on the Shanghai Stock Exchange.

THE SGM

If the Merger Proposals are approved by the respective shareholders of Shandong Aluminum and Lanzhou Aluminum, the implementation of the Merger Proposals will lead to the mergers of Shandong Aluminum and Lanzhou Aluminum with the Company. In accordance with the PRC Company Law and the Articles of Association of the Company, the proposed mergers of Shandong Aluminum and Lanzhou Aluminum with the Company have to be separately approved by way of a special resolution (at least two~thirds majority) by the Shareholders.

Under the Hong Kong Listing Rules and upon implementation of the Lanzhou Merger Proposal, the transaction relating to the Lanzhou Aluminum Factory Tranche will involve the issue of new securities by the Company, such transaction will constitute a non~exempt connected transaction which is required to be approved by the independent Shareholders. A separate resolution by way of an ordinary resolution has therefore been proposed at the SGM to consider and approve the transaction relating to the Lanzhou Aluminum Factory Tranche.

The SGM will be convened to obtain the Shareholders' approvals for the following resolutions:

1.	the Shandong Merger Proposal;

2.	the Lanzhou Merger Proposal;

3.

subject to the approval by CSRC, the modification, refreshment and approval of the resolutions passed at the 2005 annual general meeting to authorize the Company to issue Chalco A Shares to implement the Shandong Merger Proposal and Lanzhou Merger Proposal; and

4.	the transaction relating to the Lanzhou Aluminum Factory Tranche, if the Lanzhou Merger Proposal is implemented.

Resolutions 1 (the Shandong Merger Proposal) and 2 (the Lanzhou Merger Proposal) are not interdependent. If resolution 3 (the issue of Chalco A Shares) is not approved, resolutions 1 and 2 will not proceed. If resolution 4 (the transaction relating to the Lanzhou Aluminum Factory Tranche) is not approved, resolution 2 (the Lanzhou Merger Proposal) will not proceed. Chinalco will abstain from voting at resolutions 2 and 4 only.

The Company has been granted by the Stock Exchange a waiver from strict compliance with Rule 13.73 of the Hong Kong Listing Rules and the Notice of SGM was despatched prior to the date of this circular. The Company gave the Notice of SGM on 13 January 2007 (a copy of the Notice of SGM dated 12 January 2007 is set out on pages 49 to 54 to this circular). On 18 January 2007, the Company gave the Supplemental Notice of SGM dated 17 January 2007 to supplement the SGM by the proposed resolution relating to the Lanzhou Aluminum Factory Share Exchange Transaction. A copy of the Supplemental Notice of SGM is set out on page 55 to this circular. In light of the amendments to the resolutions to be voted upon at the SGM outlined above, it is enclosed in this circular a revised proxy form for use at the SGM. Whether or not you are able to attend the SGM, you are requested to complete, sign and return the enclosed revised proxy form for the SGM in accordance with the instructions printed thereon.

HONG KONG LISTING RULES IMPLICATIONS

Each of the Shandong Merger Proposal and the Lanzhou Merger Proposal will constitute a discloseable transaction of the Company under Rule 14.06(2) of the Hong Kong Listing rules. This circular containing further details of the Merger Proposals and the particulars required by the Hong Kong Listing Rules concerning discloseable transactions is prepared to comply with the Hong Kong Listing Rules.

Under the Hong Kong Listing Rules and upon implementation of the Lanzhou Merger Proposal, the transaction relating to the Lanzhou Aluminum Factory Tranche will involve the issue of new securities by the Company, such transaction will constitute a non~exempt connected transaction which is required to be approved by the independent Shareholders. Chinalco will abstain from voting at the proposed ordinary resolution and voting will be by way of poll in accordance with the requirements of the Hong Kong Listing Rules. A separate resolution by way of an ordinary resolution has therefore been proposed at the SGM as set out in the Supplemental Notice of SGM to consider and approve the transaction relating to the Lanzhou Aluminum Factory Tranche. The Independent Board Committee has been formed to consider the transaction relating to the Lanzhou Aluminum Factory Tranche and the letter from the Independent Board Committee to the independent Shareholders is included in this circular. DBS Asia has been appointed as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders in respect of the transaction. The letter of advice of DBS Asia to the independent Board Committee and the independent Shareholders is included in this circular.

ADDITIONAL INFORMATION RELATING TO THE SGM

Shareholders whose names appear on the register of members of the Company at the close of business on Friday, 26 January 2007 will be entitled to attend the SGM upon completion of the necessary registration procedures. The H Share register of members of the Company will be closed from Saturday, 27 January 2007 to Tuesday, 27 February 2007, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Where applicable, holders of H Shares intending to attend the SGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4.00 p.m. on Friday, 26 January 2007. Your attention is drawn to "General Information ~ 10. Right of Shareholders who dissent the Merger Proposals" in Appendix I to this circular.

Whether or not you are able to attend the SGM, you are requested to complete the enclosed revised form of proxy in accordance with the instructions printed on it and deposit it at the office of the Company's branch registrar in Hong Kong, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event so as to arrive not less than 24 hours before the time for holding the SGM or any adjourned meeting. Completion and return of the revised form of proxy will not preclude you from attending and voting in person at the SGM, if you are so desire.

According to Article 81 of the Articles of Association of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless voting by way of a poll is required by the Hong Kong Listing Rules or a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:

(i)	the chairman of such meeting; or

(ii)	at least two Shareholders present in person or by proxy entitled to vote at the meeting; and

(iii)

any Shareholder or Shareholders present in person or by proxy and representing not less than one~tenth of the total voting rights of all the Shareholders having the right to vote at the meeting before or after a vote is carried out by a show of hands.

Unless required by the Hong Kong Listing Rules or a poll is demanded, a declaration by the chairman that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence on the number of proportion of votes in favour of or against such resolution.

RECOMMENDATIONS

The Board believes that the terms and conditions of the Shandong Merger Proposal and the Lanzhou Merger Proposal are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the proposed resolutions to approve the Shandong Merger Proposal and the Lanzhou Merger Proposal and the modification, refreshment and approval of the resolutions passed at the 2005 annual general meeting to authorize the Company to issue Chalco A Shares to implement the Shandong Merger Proposal and Lanzhou Merger Proposal. The Board also believes that the terms and conditions of the transaction relating to the Lanzhou Aluminum Factory Tranche are fair and reasonable and in the interests of the Company and the independent Shareholders as a whole. Accordingly, the Board recommends that you vote in favour of the ordinary resolution in respect of the transaction relating to the Lanzhou Aluminum Factory Tranche.

In respect of the connected transaction which will be constituted by the transaction relating to the Lanzhou Aluminum Factory Tranche if the Lanzhou Aluminum Proposal is implemented, your attention is drawn to the letter from the Independent Board Committee to the independent Shareholders, which is set out on pages 24 to 25 of this circular. The Company has appointed DBS Asia as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders in respect of such transaction. The letter of advice of DBS Asia to the Independent Board Committee and the independent Shareholders on the fairness and reasonableness of the transaction relating to the Lanzhou Aluminum Factory Tranche is set out on pages 26 and 40 of this circular. The Independent Board Committee, having taken into account the advice of DBS Asia, considers that the terms of the transaction relating to the Lanzhou Aluminum Factory Tranche are fair and reasonable in so far as the independent Shareholders are concerned. Accordingly, it recommends that the independent Shareholders vote in favour of the resolution to approve the transaction relating to the Lanzhou Aluminum Factory Tranche, if the Lanzhou Merger Proposal is implemented.

Your attention is drawn to the further information set out in Appendix I to this circular and the right of dissenting shareholders who dissent to the Merger Proposals as set out in Appendix I. .

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

* For identification only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

To the independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION IN RESPECT OF THE SHARE EXCHANGE
WITH LANZHOU ALUMINUM FACTORY

We refer to the circular of the Company dated 17 January 2007 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the terms of the share exchange of Chalco A Shares with the non~tradable Lanzhou Shares with Lanzhou Aluminum Factory upon implementation of the Lanzhou Merger Proposal, details of which are set out in the sections headed "The Lanzhou Merger Proposal", "Transaction relating to the Lanzhou Aluminum Factory Tranche" and "Hong Kong Listing Rules Implications" in the "Letter from the Board" in the Circular. The transaction relating to the Lanzhou Aluminum Factory Tranche will involve the issue of new securities by the Company and will constitute a non~exempt connected transaction which is required to be approved by the independent Shareholders.

DBS Asia Capital Limited has been appointed by the Company as the independent financial advisor to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 26 to 40 of the Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 23 of the Circular and the additional information set out in the Appendix to the Circular.

Having considered the terms of the proposed transaction relating to the Lanzhou Aluminum Factory Tranche which require approval by the independent Shareholders, and taken into account the advice from DBS Asia Capital Limited and in particular the principal factors and reasons set out in the letter of advice from DBS Asia Capital Limited, we are of the view that such proposed transaction relating to the Lanzhou Aluminum Factory Tranche is in the interests of the Company and the Shareholders as whole and the terms of such proposed transaction are fair and reasonable. Accordingly, we recommend that the independent Shareholders vote in favour of the resolution approving the transaction relating to the Lanzhou Aluminum Factory Tranche.

Yours faithfully,
Aluminum Corporation of China Limited
Mr. Poon Yiu Kin, Samuel
Mr. Wang Dianzuo
Mr. Kang Yi
Independent Board Committee

LETTER FROM DBS ASIA

The following is the text of the letter of advice from DBS Asia, the independent financial adviser, to the Independent Board Committee and independent Shareholders for the purpose of inclusion in this circular.

17 January 2007

To the Independent Board Committee
and independent Shareholders of
Aluminum Corporation of China Limited

Dear Sirs,

DISCLOSEABLE TRANSACTION
IN RELATION TO THE PROPOSED SHARE REFORM OF
LANZHOU ALUMINUM AND CONNECTED TRANSACTION
IN RESPECT OF THE SHARE EXCHANGE WITH
LANZHOU ALUMINUM FACTORY

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and independent Shareholders in respect of the transaction relating to the Lanzhou Aluminum Factory Tranche, which is deemed by the Company as a non~exempt connected transaction under the Hong Kong Listing Rules. Details of the Lanzhou Merger Proposal and the transaction relating to the Lanzhou Aluminum Factory Tranche are set out in the Letter from the Board as set out in the circular (the "Circular") to the shareholders of the Company dated 17 January 2007, of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

On 4 December 2006, 7 December 2006 and 19 December 2006, the Company published announcements setting out details of the Lanzhou Merger Proposal.

As stated in the Letter from the Board, as at the Latest Practicable Date, the Company is the largest shareholder of Lanzhou Aluminum holding approximately 28% of its total issued share capital of Lanzhou Aluminum. Details of the shareholding structure of Lanzhou Aluminium are as follow :

		% to
	Number of	total issued
	issued shares	share capital

Non~tradable shares
* held by the Company	151,851,442	28.00%
* held by Lanzhou Aluminum Factory
(equity interest to be transferred to Chinalco)	79,472,500	14.66%
* held by Lanzhou Economic
Information Consultation Company	9,181,900	1.69%

Tradable shares (listed on Shanghai Stock Exchange)
* held by public shareholders	301,820,800	55.65%

By an agreement dated 18 December 2006 and subject to further approval by SASAC, the Gansu SASAC has agreed to transfer to Chinalco the entire equity interest in Lanzhou Aluminum Factory at nil consideration. If SASAC's approval and the procedures for the transfer of the equity of Lanzhou Aluminum Factory have been completed prior to the completion of the Lanzhou Merger Proposal, Lanzhou Aluminum Factory will be wholly~owned by Chinalco and a connected person of the Company. Any issue of Chalco A Shares in exchange for the non~tradable Lanzhou Shares held by Lanzhou Aluminum Factory will constitute a connected transaction under the Hong Kong Listing Rules. Although as at the Latest Practicable Date, Lanzhou Aluminum Factory is not yet a connected person and in order to avoid any appearance of conflicts of interest, the Company has deemed Lanzhou Aluminum Factory as a connected person. As the transaction relating to the Lanzhou Aluminum Factory Tranche involves the issue of new securities by the Company to a connected person, such transaction is a non~exempt connected transaction subject to the approval by the independent Shareholders. The SGM will be supplemented by a separate resolution for the independent Shareholders to consider and, if appropriate, to approve at the SGM the transaction relating to the Lanzhou Aluminum Factory Tranche under the Lanzhou Merger Proposal. Chinalco will abstain from voting at the relevant resolution to approve the transaction relating to the Lanzhou Aluminum Factory Tranche, if the Lanzhou Merger Proposal is implemented.

In our capacity as the independent financial adviser to the Independent Board Committee and the independent Shareholders, our role is to give an independent opinion as to whether the terms and conditions of the transaction relating to the Lanzhou Aluminum Factory Tranche are fair and reasonable and are in the interests of the Company and the independent Shareholders as a whole and to advise whether or not the independent Shareholders to vote in favour of the transaction relating to the transaction relating to the Lanzhou Aluminum Factory Tranche. It is not within our scope to opine on the overall Lanzhou Merger Proposal.

BASIS OF OUR OPINION

In arriving at our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors, advisers and representatives of the Company (including those contained or referred to in the Circular). We have also assumed that the information and representations contained or referred to in the Circular were true and accurate in all respects at the time they were made and continue to be so at the date of despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have not, however, conducted an independent verification of the information nor have we conducted any form of in~depth investigation into the businesses and affairs or other prospects of the Company or any of its respective subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In forming our opinion with regard to terms and conditions of the transaction relating to the Lanzhou Aluminum Factory Tranche, we have considered the following principal factors and reasons:

1.	Background of the transaction relating to the Lanzhou Aluminum Factory Tranche

In relation to the non~tradable Lanzhou Shares held by Lanzhou Aluminum Factory, by an agreement dated 18 December 2006 and subject to further approval by SASAC, the Gansu SASAC has agreed to transfer to Chinalco the entire equity interest in Lanzhou Aluminum Factory at nil consideration. If SASAC's approval and the procedures for the transfer of the equity interest of Lanzhou Aluminum Factory have been completed prior to the completion of the Lanzhou Merger Proposal, Lanzhou Aluminum Factory will be wholly~owned by Chinalco and a connected person of the Company. The transaction relating to the Lanzhou Aluminum Factory Tranche will constitute a connected transaction under the Hong Kong Listing Rules. Although as at the Latest Practicable Date, Lanzhou Aluminum Factory is not yet a connected person and in order to avoid any appearance of conflicts of interest, the Company has deemed Lanzhou Aluminum Factory as a connected person.

2.	Reasons for and benefits of the Lanzhou Merger Proposal

As stated in the Letter from the Board, the reasons for and benefits of the Merger Proposals, of which the Lanzhou Merger Proposal forms part are:

1.	the Merger Proposals allow the Company to implement the share reforms for Shandong Aluminum and Lanzhou Aluminum in accordance with the requirements of the relevant PRC laws and regulations;

2.

the Merger Proposals at the same time enable the Company to restructure Shandong Aluminum and Lanzhou Aluminum and through the Merger Proposals, the Company will achieve a more balanced chain of production between alumina and primary aluminum and will enable the Company to integrate Shandong Aluminum and Lanzhou Aluminum into the management and operations of the Company ; and

3.	the Merger Proposals enable the Company to issue and list Chalco A Shares on the Shanghai Stock Exchange.

In accordance with the relevant rules and regulations promulgated by the PRC authorities, including "Certain Opinions on Further Reform, Opening Up and Stable Development of the Capital Market" (Chinese Character) (Guo Fa 2004 No.3) issued by the State Council of the PRC, "Provisions on Management of Share Reform Proposals of Listed Companies" (Chinese Character) (Zheng Jian Fa 2005 No. 86) jointly issued by CSRC, State~owned Assets Supervision and Administration Commission of the State Council, the Ministry of Finance, the People's Bank of China and the Ministry of Commerce, and "Guidelines on the Practice and Operation of the Share Reform Proposals of Listed Companies" (Chinese Character) jointly issued by Shanghai Stock Exchange, Shenzhen Stock Exchange and China Securities Depository and Clearing Corporation Limited, the Directors are of the view that the completion of the Lanzhou Merger Proposal will allow the Company to implement the share reform for Lanzhou Aluminum.

The Chalco Group is engaged principally in alumina refining and primary aluminum smelting operations. Lanzhou Aluminum and its subsidiaries are engaged principally in the production of primary aluminum and aluminum~fabricated products. Upon completion of the Merger Proposals, the Directors believe that there will be enhancement of the Chalco Group's output and production capacity in primary aluminum and its market share of primary aluminum in the domestic market and resulting in a more balanced chain of production between alumina and primary aluminum.

It is not within our scope of work to opine on the overall Lanzhou Merger Proposal, however, we concur with the Directors' views that the Lanzhou Merger Proposal will (i) allow the Company to implement the share reform for Lanzhou Aluminum in accordance with the requirements of the relevant PRC laws and regulations; (ii) allow the Company to restructure Lanzhou Aluminum and obtain a more balanced business portfolio; and (iii) enable the Company to issue and list Chalco A Shares on the Shanghai Stock Exchange.

3.	Major terms and conditions

3.1.	Issue of Chalco A Shares in exchange for non~tradable Lanzhou Shares held by Lanzhou Aluminum Factory

As stated in the Letter from the Board, the Lanzhou Exchange Ratios have been determined as follows:

(i)

the per share price of the tradable Lanzhou Shares is RMB11.88, representing a premium of 25% over the closing price per tradable Lanzhou Share of RMB9.50 as at 27 November 2006, being the last day prior to the suspension of trading in the tradable Lanzhou Shares on the Shanghai Stock Exchange; and

(ii)

the issue price of the Chalco A Shares is determined to be RMB6.60 per share, which was determined based on the closing price of HK$6.25 per H Share of the Company on 27 November 2006 (the last trading day immediately before the suspension of trading of the H Shares on 28 November 2006) plus a premium of approximately 5%, the 5% premium was determined by the Company based on an analysis of the A and H shares prices of major dual listed companies in Hong Kong and the PRC.

Accordingly, based on the Lanzhou Exchange Ratios, (a) 1.80 Chalco A Shares will be issued by the Company for one (1) tradable Lanzhou Share; and (b) one (1) Chalco A Share will be issued by the Company for one (1) non~tradable Lanzhou Share, representing a premium of 20% over the net asset value per non~tradable Lanzhou Share ("Lanzhou Non~tradable Exchange Ratio").

3.1.1	Issue price of Chalco A Shares

The issue price of Chalco A Shares at RMB6.60 per share, which was determined based on the closing price of HK$6.25 per H Share of the Company on 27 November 2006 (the last trading day immediately before the suspension of trading of the H Shares on 28 November 2006) plus a premium of approximately 5%, the 5% premium was determined by the Company based on an analysis of the A and H shares prices of major dual listed companies in Hong Kong and the PRC.

In assessing the issue price of Chalco A Share at RMB6.6 per share, we have reviewed

(a)

the relevant discount or premium of A~share closing prices to H~shares closing prices on 27 November 2006 for dual listed companies in Hong Kong and the PRC engaged in the metal and resources sector ("Metal Comparables").

(b)

the issue prices of the A shares for other Hong Kong listed H shares companies which have over the past six months had new issue of A shares in the PRC ("New Issue Comparables") and the relevant discount or premium to the H~share closing prices as at the last trading date immediately before the date of announcement of the major terms and conditions of the new issue ("Last Trading Date").

Table 1:	The following table summarises the relevant discount or premium of the A~share closing prices to the H~share closing prices on 27 November 2006 for Metal Comparables

			Premium or
	A~share	H~share	discount of
	closing price as at	closing price as at	A~share closing
	27 November	27 November	price to H~share
Company	2006	2006	closing price1
	(RMB)	(HK$)	(%)

Maanshan Iron & Steel
Company Limited	3.44	3.58	~5
Jiangxi Copper Co., Limited	11.63	8.56	35
Angang Steel Company Limited	7.98	9.00	~12

Average			6

Source: Bloomberg, Stock Exchange website

Note:

1.	Exchange rate as at 27 November 2006 is used for the conversion of RMB to HK$.

As shown above, the difference between the A~share closing prices and the H~share closing prices for the Metal Comparables on 27 November 2006 ranged from a discount of 12% to a premium of 35%, with an average being a premium of approximately 6%. The issue price of Chalco A Shares represents a premium of approximately 5% to the closing price of Chalco H Shares on 27 November 2006. We consider that such price difference is within the overall range and is comparable to the average for the Metal Comparables.

Table 2:	The following table summarises the A~share issue prices of New Issue Comparables and the relevant discount or premium to the H~share closing prices as at the Last Trading Date.

				Discount of
			H~share	A~share issue price
			closing price	to H~share closing
	Issue price of		as at the	price as at the
Company	A shares		Last Trading Date	Last Trading Date1
	(RMB)	Last Trading Date	(HK$)	(%)

Bank of China Limited	3.08	20 June 2006	3.40	~12
Air China Limited	2.80	7 August 2006	2.86	~4
Datang International
Power Generation
Company Ltd.	6.68	8 December 2006	6.98	~5
Guangshen Railway
Company Ltd.	3.76	14 December 2006	4.33	~14
Beijing North Star
Company Limited	2.40	20 September 2006	2.40	~2
China Life Insurance
Company Limited	18.88	22 December 2006	24.35	~23

Average				~10

Source: Bloomberg, Stock Exchange website

Note:

1.	Exchange rate as at the Last Trading Date is used for the conversion of RMB to HK$.

As shown above, the A shares of the New Issue Comparables were issued at a discount ranged from 2% to 23%, with an average discount of approximately 10%. The issue price of Chalco A Shares represents a premium of approximately 5% to the closing price of the H~share on 27 November 2006. We consider that the issue price of Chalco A Share is more favourable than the A~share issue prices of New Issue Comparables.

3.1.2	Lanzhou Non~tradable Exchange Ratio

In assessing the exchange of one Chalco A Share for one non~tradable Lanzhou Share at the issue price of RMB6.6 per share, we have reviewed (i) the implied price to earning ratio ("PER") and the implied price to net asset value ratio ("P/NAV") of the transaction relating to the Lanzhou Aluminum Factory Tranche, and (ii) the PER and P/NAV of A~share listed companies whose principal businesses are similar to that of Lanzhou Aluminum ("Market Comparables").

Table 3:	The following table summarises the PER and P/NAV of Market Comparables:

Name of the Market	Place	Description	PER	P/NAV
Comparables	of listing	of business	(times)[1]	(times)[2]

Henan Zhongfu	Shanghai	Manufacturing and marketing of	41.2	2.4
Industry Co., Ltd.		electrolytic aluminum,
		aluminum ingots and
		aluminum shape materials
Jiaozuo Wanfang Aluminum	Shenzhen	Manufacturing and marketing of	N/A	4.5
Manufacturing Co., Ltd.		aluminum products
Shandong Aluminum	Shanghai	Manufacturing and marketing of	19.6	4.4
Industry Co., Ltd.		aluminum and carbon products
Xinjiang Joinworld	Shanghai	Manufacturing and marketing of	44.5	6.3
Co., Ltd.		aluminum products
Yunnan Aluminum	Shenzhen	Manufacturing and marketing of	50.3	4.2
Co., Ltd.		aluminum products including
		Aluminum ingots, aluminum rolls
		and aluminum alloys
Average			38.9	4.4

Source: Bloomberg, annual reports and interim reports of the respective companies

Notes:

1)

Price refers to the closing price of the relevant companies as quoted on Bloomberg on the Latest Practicable Date and the total number of shares in issue according to the companies' latest published annual or interim report or announcement as the case may be. Earnings refer to the net profit as per the latest published audited annual report of the relevant companies available on the Latest Practicable Date.

2)	Net asset value or unaudited net asset value refers to net assets as per the companies' latest published annual or interim report or announcement as the case may be.

The PER of the Market Comparables differed substantially, ranged from 19.6 times to 50.3 times, with an average of approximately 38.9 times whereas the P/NAV of the Market Comparables ranged from 2.4 times to 6.3 times, with an average of approximately 4.4 times. We consider that this is due to, inter alia, the fact that the business models and financial performance of the Market Comparables differ to a great extent and there are different ratings in terms of their share price performances.

Table 4:

The following table summarises the implied PER and the P/NAV of the transaction relating to the Lanzhou Aluminum Factory Tranche based on the issue price of the Chalco A Shares of RMB6.60 per share and the Non~tradable Lanzhou Exchange Ratio:

Transaction relating to the Lanzhou Aluminum Factory Tranche

Issue price per Chalco A Share	RMB6.6

Lanzhou Non~tradable Exchange Ratio	1 Chalco A Share for
1 non~tradable Lanzhou Share

Lanzhou Aluminum Factory's shareholding interest
in Lanzhou Aluminum
No. of non~tradable Lanzhou Shares held by Lanzhou Aluminum Factory	79,472,500
% to total issued share capital of Lanzhou Aluminum	14.66%

Lanzhou Aluminum
Total net asset value as at 31 December 2005	RMB2,882.4 million
Net profits after tax for the year ended 31 December 2005	RMB112.3 million

Implied P/E of the transaction relating to the
Lanzhou Aluminum Factory Tranche	31.9 times
Implied P/NAV of the transaction relating to the
Lanzhou Aluminum Factory Tranche	1.2 times

The implied PER of the transaction relating to the Lanzhou Aluminum Tranche is within the range and is comparable with the average PER of the Market Comparables. The implied P/NAV of the transaction relating to the Lanzhou Aluminum Tranche is below the range and the average P/NAV of the Market Comparables.

Given the above, we consider that the exchange of one Chalco A Share for one non~tradable Lanzhou Share at the issue price of Chalco A Shares at RMB6.6 per share is fair and reasonable so far as the independent Shareholders are concerned.

3.2.	Undertakings by Chinalco

In connection with the Lanzhou Merger Proposal, Chinalco has undertaken that:

1.

within 36 months after the listing of the Chalco A Shares on the Shanghai Stock Exchange, Chinalco will not transfer its tradable Chalco A Shares or entrust any third parties to manage such tradable Chalco A Shares and will not procure Chalco to repurchase such tradable Chalco A Shares;

2.

within 3 months after the listing of Chalco A Shares on the Shanghai Stock Exchange, if the market price of Chalco A Shares falls below RMB6.60 per share, being the price per share of the proposed share exchange, Chinalco shall increase its shareholding of Chalco A Shares through market bidding in the Shanghai Stock Exchange, until the cumulative number of shares so purchased reaches 30% of the total number of newly issued Chalco A Shares under the Merger Proposals;

3.

within 12 months after completion of the increased shareholding arrangement, Chinalco shall not sell its increased Chalco A Shares aforesaid and shall discharge its information disclosure obligations; and

4.

after the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to business assets of aluminum and aluminum fabrication and related equity interest), where appropriate, in order to improve the production chain of Chalco.

We concur with the Directors' opinion that the above undertakings indicate the commitment by Chinalco towards the Company, and therefore are in the interests of the Company and the independent Shareholders as a whole.

4.	Financial impact

4.1	Earnings

According to the Company's 2005 annual report, the audited profit after tax of the Company for the two years ended 31 December 2005 were approximately RMB6,635 million and RMB7,246 million respectively.

As stated in the Letter from the Board, the net profit after tax of Lanzhou Aluminum in accordance with PRC GAAP for the two years ended 31 December 2005 were approximately RMB107.6 million and RMB112.3 million respectively.

Based on our discussion with the Directors, the Company's investment in Lanzhou Aluminum is presently accounted for using the equity method based on its 28% shareholding. Upon completion of the Lanzhou Merger Proposal, all revenues and expenses of Lanzhou Aluminum will be combined into the Company's consolidated financial statements. Despite the profit generating track record of Lanzhou Aluminum for the two years ended 31 December 2005 as stated in the Letter from the Board, the future earnings of the Chalco Group cannot be determined at this stage.

4.2	Net Asset Value ("NAV")

According to the Company's 2005 annual reports, the audited NAV of the Company as at 31 December 2004 and 31 December 2005 was approximately RMB27,567 million and RMB32,644 million respectively.

As stated in the Letter from the Board, the NAV of Lanzhou Aluminum in accordance with PRC GAAP as at 31 December 2004 and 31 December 2005 was approximately RMB2,770.1 million and RMB2,882.4 million respectively

Based on our discussion with the Directors, the Company's investment in Lanzhou Aluminum is presently accounted for using the equity method based on its 28% shareholding. Upon completion of the Lanzhou Merger Proposal, all assets and liabilities of Lanzhou Aluminum will be combined into the Company's consolidated financial statements. In addition, Chalco's net asset value will be increased as a result of the proposed issue of Chalco A Shares in exchange for the non~tradable and tradable Lanzhou shares (other than those held by the Company) according to the Lanzhou Exchange Ratios.

In addition, based on our discussion with the Directors, upon completion, there may be a goodwill recognised in the Company's consolidated accounts, however, the requirement or likelihood for recognition of such goodwill or treatment in the consolidated account, or the amount or extent of such goodwill, cannot be determined at this stage. Pursuant to the new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards issued by the Hong Kong Institute of Certified Public Accountants which has become effective for accounting period beginning on or after 1 January 2005, the recognised goodwill is required to be measured at cost less accumulated impairment losses. The goodwill will not be amortised annually but is required to be assessed annually in order to determine whether there is any impairment in value.

4.3	Working Capital

The Lanzhou Merger Proposal is accompanied by the Lanzhou Cash Alternative to the holders of tradable Lanzhou Shares at the rate of RMB9.5 per tradable Lanzhou Share and to the other holders of the non~tradable Lanzhou Shares (other than the Company) at the rate of RMB5.534 per non~tradable Lanzhou Share, who elect not to exchange in whole or in part their entitlements to Chalco A Share. However, as the Lanzhou Cash Alternative will be made available by one or more independent third parties, the Directors are of the opinion that the proposed Lanzhou Merger Proposal will not have a substantial impact on the Chalco Group's working capital.

Based on our discussion with the Directors, in light of the above, the Directors are of the view that, on an overall basis, the terms and conditions of the transaction relating to the Lanzhou Aluminum Factory Tranche will not cause any material financial impact on the Company.

5.	Dilution effect of the Merger Proposals

The Merger Proposals, if fully implemented, will involve the issue of the Chalco A Shares, at the Shandong Exchange Ratio and the Lanzhou Exchange Ratios by the Company to the holders of tradable Shandong Shares and the holders of tradable and non~tradable Lanzhou Shares on a record date to be determined, in exchange for the tradable Shandong Shares and Lanzhou Shares held by them respectively (subject to election by the holders of tradable Shandong Shares and the relevant holders of the Lanzhou Shares electing to take the Cash Alternatives mentioned above). Subject to the approval of the CSRC and the Shanghai Stock Exchange, the Chalco A Shares issued for the purpose of the Merger Proposals will be listed on the Shanghai Stock Exchange. The non~tradable Domestic Shares of the Company, including those held by Chinalco and other holders of Domestic Shares, will be converted into tradable Chalco A Shares and will subject to certain lock~up arrangements. The H Shares will continue to be listed on the Hong Kong Stock Exchange.

In the event that the Merger Proposals are implemented, a maximum of 1.237 billion Chalco A Shares will be issued under the Merger Proposals, under which a maximum of 0.604 billion Chalco A Shares will be issued under the Shandong Merger Proposal and a maximum of 0.633 billion Chalco A Shares will be issued under the Lanzhou Merger Proposal. On the basis of 3.944 billion H Shares in issue, the Chalco tradable shares (including the Chalco A shares issued for the Merger Proposals and the Domestic Shares of the Company which will become tradable Chalco A shares of the Company) will represent approximately 69.4% and the H Shares will represent approximately 30.6% of the Company's total issued shares (as enlarged by the issue of Chalco A Shares). Upon completion of the Merger Proposals, the Domestic Shares of the Company held by Chinalco and other promoters will be tradable shares ("tradable Chalco A Shares") listed on the Shanghai Stock Exchange, subject to certain lock~up periods. The Chalco A Shares issued pursuant to the Merger Proposals to the holder of tradable Shandong Shares and Lanzhou Shares will be freely tradable and not subject to any lock~ups. The issue of the Chalco A Shares to Lanzhou Aluminum Factory will be subject to a lock~up of three years.

Changes in the shareholding structure of the Company before and after the implementation of the Merger Proposals (assuming no one elects to receive cash under the Cash Alternatives):

Before the implementation of the Merger Proposals

		Percentage of issued
Holder of Domestic Shares or H Shares	No. of Shares	share capital
	(in millions)	(%)

Holders of Domestic Shares
Chinalco	4,612.2	39.59
Other holders of Domestic Shares	3,093.7	26.55

Holders of H Shares	3,944.0	33.90

Total	11,649.9	100

After the implementation of the Merger Proposals:

		Percentage of
Holder of Chalco A Shares or H Shares	No. of Shares	share capital
	(in millions)	(%)

Holders of tradable Chalco A Shares
Chinalco	4,612.2	35.79
Lanzhou Aluminum Factory	79.0	0.6

Other holders	3,093.7	24.01

Holders of H Shares	3,944.0	30.6
Holders of Chalco A Shares	1,160.73	9.00

Total	12,886.63	100

The aggregate shareholding of Chinalco will be diluted from 39.59% immediately before the implementation of the Merger Proposals to approximately 35.79% immediately upon completion of the implementation of the Merger Proposals.

The aggregate shareholding of other holders of Domestic Shares will be diluted from 26.55% immediately before the implementation of the Merger Proposals to approximately 24.01% immediately upon completion of the implementation of the Merger Proposals.

The aggregate shareholding of the holders of H Shares will be diluted from 33.90% immediately before the implementation of the Merger Proposals to approximately 30.6% immediately upon completion of the implementation of the Merger Proposals.

Independent Shareholders are advised to note the dilution effect of the issue of Chalco A Shares on their shareholding interests in the Company.

RECOMMENDATION

Taking into consideration the above principal factors and reasons, we are of the opinion that the terms and conditions of the transaction relating to the Lanzhou Aluminum Factory Tranche are fair and reasonable and in the interests of the Company and the independent Shareholders as a whole and we recommend the independent Shareholders to vote in favour of the transaction relating to the Lanzhou Aluminum Factory Tranche.

Yours faithfully,
For and on behalf of
DBS ASIA CAPITAL LIMITED

George Hongchoy	Liu Xiao Feng
Managing Director	Managing Director

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purposes of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

2.	DIRECTORS' DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interest or short positions of the directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of Securities Transaction by Directors of Listed Companies:

At the Latest Practicable Date, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

Substantial Shareholders' and other Persons' Interests and Short Positions in Shares and Underlying Shares

At the Latest Practicable Date, so far as it is known to the Directors and the chief executive of the Company, the following persons (other than the Directors and the chief executives of the Company) have an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provision of Divisions 2 and 3 of Part XV of the SFO, or are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group:

				Percentage in the	Percentage
Name of	Class of	Number of	Capacity and	relevant class	in total
substantial shareholder	Shares	shares held	nature of interest	of share	share capital

Aluminum Corporation of China	Domestic	4,612,161,060	Beneficial Owner	59.85%	39.59%
China Cinda Assets	Domestic	900,559,074	Beneficial Owner	11.69%	7.73%
Management Corporation
China Construction	Domestic	709,773,136	Beneficial Owner	9.21%	6.09%
Bank Corporation
China Orient Asset	Domestic	602,246,135	Beneficial Owner	7.82%	5.17%
Management Corporation
Alcoa Inc(1)	H Shares	884,207,808	Beneficial Owner	22.4%	7.59%
Templeton Asset	H Shares	710,267,000	Investment Manager	18.01%	6.10%
Management Limited
JP Morgan Chase & Co(2)	H Shares	300,770,010	Interest of corporation	7.63%	2.58%
			controlled by
			JP Morgan Chase & Co

Notes:

(1)	The interest in shares of Alcoa Inc is held through Alcoa International (Asia) Limited.

(2)	The interest in shares of JP Morgan Chase & Co. includes 194,301,810 shares as long position, and 106,468,200 shares as lending pool.

Save as disclosed above, as at the Latest Practicable Date, no other person (other than the directors and chief executive of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures" above) have registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporation that was required to be kept under Section 336 of the SFO.

3.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirm that there is no material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Group were made up to.

4.	LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was engaged in any litigation or claims of material importance which will have a material adverse impact on the Group and, as far as the Directors are aware, no litigation, arbitration or claim of material importance is pending or threatened against any member of the Group which will have a material adverse impact on the Group.

5.	EXPERT AND CONSENT

As at the Latest Practicable Date, DBS Asia has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following are the qualification of the expert who has provided its opinion or advice, which is contained in this circular:

Name	Qualification

DBS Asia Capital Limited	a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO.

As at the Latest Practicable Date, DBS Asia Capital Limited is not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

7.	DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

9.	PROCEDURE FOR DEMANDING A POLL

Pursuant to Articles 79 to 81 of the Articles of Association, a poll may be demanded at the SGM, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10.	RIGHT OF SHAREHOLDERS WHO DISSENT THE MERGER PROPOSALS

According to article 210 of the Articles of Association of the Company (the "Articles of Association"), a Shareholder who is entitled to attend and vote and has voted its Shares against the Merger Proposals (the "Dissenting Shareholder") at the SGM may, upon complying with certain conditions, request (the "Dissenting Request") the Company or the Shareholder(s) who has/have voted in favour of the Merger Proposals (the "Assenting Shareholders" and each an "Assenting Shareholder") to purchase the Shares held by such Dissenting Shareholder (the "Dissenting Shares") at a fair price. However, in order to exercise such dissenting right, the Dissenting Shareholders shall comply with or satisfy the following:

(1)	the Dissenting Shareholder is the registered holder of the Dissenting Shares and is entitled to attend and vote on the date of the SGM;

(2)	such Dissenting Shareholder has voted its Shares against either or both of the resolutions for the Merger Proposals to be approved at the SGM;

(3)

on the date of final completion of the Merger Proposals, that is, the date of the de~registration of Shandong Aluminum and Lanzhou Aluminum, such Dissenting Shareholder remains the registered holder of the same Dissenting Shares that it held on the date of the SGM and has not lost the right to make the Dissenting Shareholder Request; and

(4)	such Dissenting Shareholder has made a Dissenting Shareholder Request in writing, and has not withdrawn such Dissenting Shareholder Request up to the date of completion of the Merger Proposals.

Any Shareholder who wishes to make a Dissenting Shareholder Request should note that any Dissenting Shareholder Request should be made at any time from the date of approval by the Shareholders of the Merger Proposals to the date of the final completion of the Merger Proposals (that is, the date of de~registration of Shandong Aluminum and Lanzhou Aluminum) and any Dissenting Shareholder Request made outside this time period will not be valid.

Since the Articles of Association of the Company provide that a Dissenting Shareholder may request an Assenting Shareholder to purchase the Dissenting Shares and in the event that any Assenting Shareholder receives any such Dissenting Shareholder Request from any Dissenting Shareholder, such Assenting Shareholder may at any time upon receipt of such Dissenting Request notify the Company by mail to No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China, Postal Code 100082 or by fax to 8610~8229 8158. The purpose of such notice is to ensure that the Company shall, at the request of such Assenting Shareholder, assume any liability which such Assenting Shareholder may have towards the Dissenting Shareholder. In any such notification, the Assenting Shareholder shall (1) provide the Company with the Dissenting Shareholder Request received by it or any withdrawal (if any) of such Dissenting Request, and any other documents required to be provided pursuant to the PRC Company Law or the Articles of Association of the Company; (ii) give the Company the opportunity to lead all negotiations and procedures to determine the fair price under the Articles of Association of the Company, and (iii) such Assenting Shareholder shall not, except with the prior written consent of the Company, determine the fair price or make any voluntary payment with respect to the fair price, or settle or offer to settle any such request to determine the fair price.

The right of the Dissenting Shareholder to make a Dissenting Shareholder Request is provided by the Articles of Association of the Company. Furthermore, there is no law or administrative guidance on the substantive as well as procedural rules as to how the fair price shall be determined. Thus, (i) the Company or an Assenting Shareholder or any third party arranged by the Company to purchase Dissenting Shares is not obliged to pay the price requested by a Dissenting Shareholder for its Dissenting Shares, and (ii) if any Dissenting Shareholder shall exercise such right, no assurance can be given as to how long the process will take.

The dissenting right under article 210 of the Articles of Association to make the Dissenting Shareholder Request as referred to above is only available to the registered holders of such Shares. Accordingly, any investor who has its H Shares held by nominee (including, for example, but without limitation, any H Shares held through CCASS operated by Hong Kong Securities Clearing Company Limited ("HKSCC") by any CCASS broker/custodian participant) or trustee and wishes to exercise such dissenting right should:

(a)

take steps to register such H Shares under the name of such investor and take delivery of its H Shares so as to become the registered holder of the such Shares prior to the SGM. Accordingly, it should be noted that any investor who wish to become a Shareholder should lodge the relevant transfer documents by not later than 4:00 p.m. on Friday , 26 January 2007 and transfer lodged after that time will not be processed and the transferee will not become registered Shareholder of prior to SGM. Any investor who has Shares held by nominee or trustee (including, for example, without limitation, any shares held through CCASS by any CCASS broker/custodian participant) and who wishes personally to exercise the above dissenting right should take the steps to have the Shares registered in his/her/its name; or

(b)

give instructions to and/or enter into private arrangements with its nominee or trustee such that such nominee or trustee will make the Dissenting Shareholder Request in strict compliance conditions and procedures set out above.

Holders of ADSs of the Company who wish to exercise dissenting rights should take steps to present their ADRs of the Company to the Depositary for cancellation (upon compliance with the terms of the Deposit Agreement, including payment of the Depositary's fees and expenses and any applicable taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees) and delivery of the H Shares so as to become registered shareholders of the Company prior to the SGM.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 31 January 2007:

(a)	the letter from the Independent Board Committee as set out in this circular;

(b)	the letter from DBS Asia Capital Limited, the independent financial adviser, as set out in this circular;

(c)	the written consent of DBS Asia Capital Limited referred to in this appendix; and

(d)	the Merger Agreements.

GENERAL

(a)	The English language text of this document shall prevail over the Chinese language text.

(b)

The Company Secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non~ferrous metals and analysis of the aluminum market.

(c)

Pursuant to the waiver granted by the Hong Kong Stock Exchange to the Company from strict compliance with Rule 3.24 of the Hong Kong Listing Rules in relation to the appointment of a qualified accountant to the Company, the Company has arranged Mr. Wang Jianhua, an associate member of the Association of Chartered Certified Accountants and a certified public accountant of the Chinese Institute of Certified Public Accountants, to provide assistance to Mr. Chen Jihua in the discharge of his duties as the qualified accountant under the Hong Kong Listing Rules.

(d)	The Company's H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(e)

As at the date of this circular, the Directors are Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors), Mr. Joseph C. Muscari, Mr. Shi Chungui (Non~executive Directors), Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi, (Independent Non~executive Directors).

NOTICE OF THE SPECIAL GENERAL MEETING

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 27 February 2007 at 10:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions by way of special resolutions:

SPECIAL RESOLUTIONS

1.

Subject to approvals by the relevant PRC authorities and approval by the shareholders of Shandong Aluminum Industry Co., Ltd ("Shandong Aluminum"), the following resolutions relating to the share reform and merger of Shandong Aluminum with the Company by way of the proposed share exchange (as set out below) be authorized and approved:

(1)

Shandong Aluminum be merged with the Company (the "Merger") by the Company issuing listed RMB denominated ordinary shares ("Chalco A Shares") to exchange for the outstanding issued shares of Shandong Aluminum (the "Share Exchange") at the rate set out below and upon completion of such Merger, Shandong Aluminum be delisted and de~registered and the Company shall continue to subsist;

(2)

As consideration for the share reform and Merger of Shandong Aluminum, the Company shall issue Chalco A Shares to all shareholders of Shandong Aluminum (other than the Company), such Chalco A Shares to be listed on the Shanghai Stock Exchange;

(3)

The Share Exchange shall be at the rate of 3.15 Chalco A Shares for 1 tradable share of Shandong Aluminum, which is determined based on RMB6.60 per Chalco A Share and RMB20.81 per tradable share of Shandong Aluminum;

(4)

The terms and conditions of the merger agreement dated 28 December 2006 between the Company and Shandong Aluminum as referred to in the circular of the Company to be issued as soon as possible (the "Merger Agreement") be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorized to implement the transactions under the Merger Agreement;

(5)

The board of Directors (the "Board") of the Company or the chairman of the Board or any person duly authorized by the chairman be authorized with full authority to determine and deal with at its/his/her discretion all matters in relation to the Merger, including but not limited to the arrangements and matters relating to the implementation of the Merger, execute all necessary documents (including but not limited to the proposed Merger Agreement, documents for approval and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to obtaining approvals from relevant PRC authorities) and take all other necessary actions, as well as handle all registration requirements in relation to the amendments to the Articles of Association of the Company and the changes of registration of the Company upon the completion of the Merger.

2.

Subject to approvals by the relevant PRC authorities and approval by the shareholders of Lanzhou Aluminum, the following resolutions relating to the share reform and merger of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum") with the Company by way of the proposed share exchange (as set out below) be authorized and approved:

(1)

Lanzhou Aluminum be merged with the Company (the "Merger") by the Company issuing listed RMB denominated ordinary shares ("Chalco A Shares") to exchange for the outstanding issued shares of Lanzhou Aluminum (the "Share Exchange") and upon completion of such Merger, Lanzhou Aluminum be delisted and de~registered and the Company shall continue to subsist;

(2)

As consideration for the share reform and Merger of Lanzhou Aluminum, the Company shall issue Chalco A Shares to all shareholders of Lanzhou Aluminum (other than the Company), such Chalco A Shares to be listed on the Shanghai Stock Exchange;

(3)

The Share Exchange shall be at the rate of 1.80 Chalco A Shares for 1 tradable share of Lanzhou Aluminum, which is determined based on RMB6.60 per Chalco A Share and RMB11.88 per tradable share of Lanzhou Aluminum and 1 Chalco A Share for 1 non~tradable Lanzhou Share, on the basis of RMB6.60 per non~tradable Lanzhou Share;

(4)

The terms and conditions of the merger agreement dated 28 December 2006 between the Company and Lanzhou Aluminum as referred to in the circular of the Company to be issued as soon as possible (the "Merger Agreement") be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorised to implement the transactions under the Merger Agreement;

(5)

The board of Directors (the "Board") of the Company or the chairman of the Board or any person duly authorized by the chairman be authorized with full authority to determine and deal with at its/his/her discretion all matters in relation to the Merger, including but not limited to the arrangements and matters relating to the implementation of the Merger, execute all necessary documents (including but not limited to the proposed Merger Agreement, documents for approval and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to obtaining approvals from relevant PRC authorities) and take all other necessary actions, as well as handle all registration requirements in relation to the amendments to the Articles of Association of the Company and the changes of registration of the Company upon the completion of the Merger.

3.

Subject to approval by China Securities Regulatory Commission, the resolutions approved by the shareholders at the 2005 general meeting of the Company to issue Chalco A Shares be modified, refreshed and approved as set out below:

(1)	Type of securities to be issued:	RMB denominated ordinary shares (Chalco A Shares);

(2)	Nominal value:	RMB1.00 each;

(3)	Number of Chalco	Not more than 1,500,000,000 shares;
A Shares to be issued:

(4)	Target subscribers:

All shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco, including the third party or parties (if any) who provide cash alternatives to the shareholders of Shandong Aluminum and Lanzhou Aluminum;

(5)	Issue price:	RMB6.60 per share;

(6)	Place of listing:	The Shanghai Stock Exchange;

(7)

Upon completion of the issue of Chalco A Shares (the "Issue"), the existing and new shareholders of the Company shall be entitled to share the Company's cumulative retained profits at the time of such Issue;

(8)	The Company will not raise fund by this Issue, and no investment project in relation to the fund raising will be involved;

(9)

The Board or the Chairman of the Board (the "Chairman") or any person authorized by the Chairman be authorized to make all necessary amendments to the proposed changes to the Articles of Association of the Company in preparation for the Issue according to the mandatory requirements of laws and regulations as revised from time to time, the opinions of the relevant authorities and according to the actual circumstances, and such amendments shall become effective upon the completion of the Issue and upon obtaining all relevant approvals from the relevant authorities;

(10)

The Board or the Chairman or any person authorized by the Chairman be authorized to determine and deal with at its discretion and with full authority the matters in relation to the Issue (including but not limited to the specific timing of issue, number of shares to be issued, offering mechanism, target subscribers and the number and proportion of Chalco A Shares to be issued to each subscriber), execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, sponsor's agreement, listing agreement and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to procedures for listing of the Chalco A Shares on the Shanghai Stock Exchange), and take all other necessary actions in connection with the Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company upon the completion of the Issue;

(11)	The effective date and duration of the resolution of the Issue: This authorization shall be valid for 12 months from the date of the passing of this resolution at the general meeting of the Company.

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

12 January 2007 Beijing, the PRC

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 27 January 2007 to Tuesday, 27 February 2007, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H shares whose names appear on the register of members of the Company on Friday, 26 January 2007 at 4:00 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the SGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Friday, 26 January 2007 for registration.

(b)

Holders of Domestic Shares or H Shares, who intend to attend the SGM, must complete the reply slips for attending the SGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the SGM, i.e. no later than Wednesday, 7 February 2007.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:
No. 62 North Xizhimen Street,
Haidian District,
Beijing, The People's Republic of China
Postal Code: 100082
Tel: 86~10~8229 8103
Fax: 86~10~8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the SGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the SGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the SGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the SGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the SGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

* For identification purpose only SUPPLEMENTAL NOTICE OF THE SPECIAL GENERAL MEETING

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Notice of Special General Meeting of Aluminum Corporation of China Limited (the "Company") dated 12 January 2007 in respect of a special general meeting (the "Special General Meeting") to be held at the Company's conference room at 29th Floor, No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 27 February 2007 at 10:30 a.m. for the purpose of considering and, if thought fit, passing, the special resolutions specified therein in relation to the respective share reform and merger of Shandong Aluminum Industry Co., Ltd ("Shandong Aluminum") and Lanzhou Aluminum Co., Ltd ("Lanzhou Aluminum") be revised and modified by adding the following additional resolution as an ordinary resolution and that the Special General Meeting shall consider and if thought fit, pass the following additional resolution as an ordinary resolution. Unless the context requires otherwise, terms defined in the Notice of the Special General Meeting dated 12 January 2007 shall have the same meanings when used herein.

ORDINARY RESOLUTION

4.

"THAT upon the implementation of the Lanzhou Merger Proposal, the share exchange of Chalco A Shares by the Company for all the non~tradable Shares of Lanzhou Aluminum held by Lanzhou Aluminum Factory (at the rate of 1 Chalco A Shares for 1 non~tradable Share of Lanzhou Aluminum), which is a connected transaction under the Hong Kong Listing Rules, be authorised and approved."

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

17 January 2007 Beijing, the PRC

Notes:

A.	A revised form of proxy in respect of the above ordinary resolution is enclosed with this notice.

B.

Please refer to the notice of the Special General Meeting dated 12 January 2007 for details in respect of the other resolutions to be considered at the Company's Special General Meeting, eligibility of attendance, registration procedures, proxy and other relevant matters.

* For identification only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary